

commitment to service

Citizens Financial Corp.
2007 Annual Report

To Our Shareholders



Max L. Armentrout
Chairman of the Board



Robert J. Schoonover
President & CEO

2007 was a year of difficult challenges for the financial services industry and the banking sector. Our national economy is struggling to cope with a major slowdown in the housing market as home values fall, foreclosures rise and credit tightens in the wake of the sub-prime mortgage excesses of recent years. National and international financial institutions have been faced with huge losses from declining credit quality while businesses of all kinds are experiencing a slowdown as the housing situation extends throughout the economy. Consumers are also changing their spending habits in the face of an uncertain future, high fuel costs, and talk of a recession.

While our markets have experienced neither the highs nor the lows seen elsewhere in our nation, national trends have impacted our local lumber, trucking and tourism industries. And, although we have not engaged in sub-prime mortgage lending, our own housing market has softened. Thankfully, home foreclosures have not become the problem they are elsewhere. Nonetheless, credit quality has become a major performance detriment.

The impact of these credit conditions can clearly be seen in our 2007 financial performance. Our earnings of $1,034,000, or $.57 per share, were down drastically from $2,087,000 in 2006. These disappointing results stem directly from the deterioration of certain commercial loans. Net charge offs for the year totaled $1,893,000, more than the previous five years combined. Due to this, our provision for loan loss expense increased dramatically from $423,000 in 2006 to $1,783,000. In addition, costs related to the operation, valuation, and disposition of the other real estate, again primarily of a commercial nature, totaled $441,000 in 2007. Similar to so many other banks experiencing depressed earnings in 2007, our performance pushed our stock value lower, closing the year at $11.25 per share.

Unlike so many other banks, however, these events do not point to a broad decrease in the quality of our loan portfolio. The credit problems we faced in this past year were largely borrower specific rather than a reflection of general conditions within our markets. Going forward, the enhanced credit quality controls we have adopted over the past eighteen months, and the addition of top quality lending personnel, should serve us well. Moreover, improvements to the analysis we employ in determining our allowance for loan losses enhances our ability to better manage credit risk.

Of course, achieving positive results apart from our lending function is also important. We are pleased to report that by capitalizing on opportunities in our fee structure, our noninterest income improved by 12% in 2007. In addition, overhead costs rose just 1% in 2007 when measured on a recurring cost basis.

We also took major steps to maintain and improve our commitment to quality customer service in 2007 by implementing a personal banker concept. Our personal bankers now provide a full array of retail deposit and loan services for the convenience of our customers. In Elkins, we've also remodeled our personal bankers' offices to provide our customers with a pleasant, convenient and private environment in which to conduct their banking business. From checking accounts to consumer and mortgage loans, our personal bankers offer one stop service with an individual touch.

In closing, as we move forward into 2008 we'd like to thank you for your support. We assure you that our financial condition remains sound and we are steadfast on resolving any remaining credit issues. We are confident that with our dedicated staff and new gold standards of customer service, Citizens National Bank will continue to build on existing and new banking relationships. We invite you to visit one of our locations and experience for yourself our outstanding commitment to service.

CONTENTS

Citizens Financial Corp.

INTRODUCTION

The following discussion and analysis present the significant changes in financial condition and results of operations of Citizens Financial Corp. and our subsidiary, Citizens National Bank of Elkins, for the periods indicated. It should be read in conjunction with the consolidated financial statements and accompanying notes thereto, which are included elsewhere in this report.

Description of Business

Citizens Financial Corp. is a $247 million Delaware corporation headquartered in Elkins, West Virginia. From there our wholly-owned subsidiary, Citizens National Bank of Elkins, provides loan, deposit, trust, brokerage and other banking and related services to customers in northcentral and eastern West Virginia and nearby areas through six branch offices. We conduct no business other than the ownership of our bank subsidiary.

FORWARD LOOKING STATEMENTS

This report contains forward looking statements which reflect our current expectations based on information available to us. These forward looking statements involve uncertainties related to the general economic conditions in our nation and other broad based issues such as interest rates and regulations, as well as to other factors which may be more specific to our own operations. Examples of such factors may include our ability to attract and retain key personnel, implementing new technological systems, providing new products to meet changing customer and competitive demands, our ability to successfully manage growth strategies, controlling costs, maintaining our net interest margin, maintaining good credit quality, and others. Additional discussion of these, and other factors, may be found in our annual report on Form 10-K. Forward looking statements can be identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plans", "intends", or similar words. We do not attempt to update any forward looking statements. When provided, we intend forward looking information to assist readers in understanding anticipated future operations and we include them pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in our forward looking statements are reasonable, actual results could differ materially.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements and could change as new information becomes available. Consequently, later financial statements could reflect different estimates, assumptions, and judgments.

Some policies rely more heavily on the use of estimates, assumptions, and judgments than others and, therefore, have a greater possibility of producing results that could be materially different than originally reported. Our most significant accounting policies, including an explanation of how assets and liabilities are valued, may be found in Note 1 to the consolidated financial statements in this 2007 Annual Report to Shareholders and Form 10-K.

The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, the estimated amount of losses in pools of homogeneous loans, and the effect of various economic and business factors, all of which may be subject to significant change. Due to these uncertainties, as well as the sensitivity of our financial statements to the assumptions and estimates needed to determine the allowance, we have identified the determination of the allowance for loan losses as a critical accounting estimate. As such, it could be subject to revision as new information becomes available. Should this occur, changes to the provision for loan losses, which may increase or decrease future earnings, may be necessary. A discussion of the methods we use to determine our allowance for loan losses is presented later in this report.

OVERVIEW

In 2007 Citizens faced many difficult challenges. We had the failure of one large commercial customer resulting in a loan charge-off of $1.2 million, while total net charge-offs approximated $1.9 million. We were also faced with $1.3

million in foreclosures, mostly of a commercial nature. These foreclosures resulted in $441,000 of additional costs associated with the valuation, operation, and disposition of the associated real estate. Fortunately, these credit issues centered on specific conditions associated with each borrower, rather than a reflection of a broad-based weakening in our credit portfolio which many financial institutions are facing in the wake of the sub-prime exposures from recent years. Citizens has not participated in sub-prime lending and does not expect this activity to have a material impact on our loan portfolio.

The company earned $1,034,000 in 2007 compared to $2,087,000 in 2006. As mentioned previously, the depressed earnings we experienced were mainly the result of a commercial business failure, as well as certain commercial foreclosures. Likewise, earnings per share declined from $1.13 in 2006 to $0.57 in 2007. Management has taken prudent steps to improve our infrastructure with regard to management of the risk in our loan portfolio over the last eighteen months. We expect that these changes will improve our ability to identify and systematically reduce our risk in the future. More information regarding those improvements is contained within this report.

The national economy continues to struggle with the slowdown in the housing market, rising foreclosures, and credit tightening. Consumers have become apprehensive with talk of a recession and have begun to modify spending patterns as a result. In our local economy we have experienced neither the same level of contraction in the local housing market nor an increasing level of foreclosures on residential mortgages. However, we remain cognizant of the economic conditions surrounding our borrowers. The national housing slowdown and rising fuel prices have impacted our local lumber, trucking, and tourism industries. These economic trends have also contributed to lower than expected loan demand and increasing liquidity for the majority of 2007. Total loans grew by a modest 2.8% or $4.7 million to $172.9 million in 2007, while total assets grew by $3.6 million or 1.5% to $246.6 million.

The relatively flat yield curve present in most of 2007 combined with increasing liquidity prompted Citizens to reduce our competitive stance on deposit products in order to limit the influx of additional liquidity in the form of certificates of deposit. This helped Citizens to limit the margin compression we experienced in 2007 as we maintained a net interest margin of 4.12% for the year. Total deposits grew by $4.8 million or 2.4% to $201.3 million during 2007. As we entered 2008, we have seen dramatic downward shifts in short-term interest rates. We expect that these will help to steepen the yield curve to our benefit; however, we must continue to employ strategies to limit further margin compression as we move forward in this somewhat uncertain environment.

A more detailed discussion of the factors impacting our results of operations and financial condition follows. Amounts and percentages used in that discussion, as well as in this overview, have been rounded.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income represents the primary component of our earnings. It is the difference between interest and fee income generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. Net interest income is affected by changes in balance sheet composition and interest rates. We attempt to maximize net interest income by determining the optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining an acceptable degree of risk.

In 2007 net interest income decreased by $309,000 to $9,186,000 mainly as a result of competitive pressure to price certificate of deposit products higher. On a tax equivalent basis, net interest income decreased by only $191,000 to $9,530,000 as the bank invested excess funding in tax exempt municipal bonds to garner higher yields and combat further margin compression. Despite the decrease in net interest income, our net interest margin of 4.12% for 2007 remains comparable to our peer banks' average of 4.15%.

On a tax equivalent basis interest income rose $733,000 to $16,311,000. Our average loan volume increased $8.0 million resulting in additional interest income, while maturing taxable agency investments were reinvested in higher-yielding tax-exempt municipal bonds. These investments increased our average tax-exempt portfolio by $7.3 million to $15.8 million. Overall, increased volumes of earning assets accounted for $670,000 of the total increase in interest income, while our yield on these assets increased by 13 basis points to 7.04% and accounted for the remaining $63,000.

Interest expense also increased in 2007, rising $925,000 to $6,781,000 on a tax equivalent basis. Higher rates on certificates of deposit (CDs) and interest bearing checking accounts contributed $646,000 to the increase. Overall, the cost of our liabilities increased 41 basis points to 3.48%. The remainder of the increase is primarily attributable to a $10.1 million increase in average certificate of deposit volume between 2006 and 2007. With loan demand lower than expected in 2007, the bank worked to minimize the effect of increasing CD costs by reducing some of our CD interest rates, thereby limiting the influx of excess funding. From December 31, 2006 through December 31, 2007 total CDs increased only $1.7 million to $100.7 million. This strategy helped manage both liquidity needs and net interest margin compression.

By contrast, in 2006 tax-equivalent net interest income increased by $578,000 with interest income rising $2,378,000 but interest expense also rising $1,800,000. The increase in interest income was largely the result of changes in our loan portfolio with $13.1 million more volume and a 77 basis point improvement in yield accounting for $2.2 million of the overall increase. The higher interest expense was primarily the result of a 82 basis point increase in cost.

Provision for Loan Losses

The provision for loan losses is our estimate of the amount which must be charged against current earnings in order to maintain the allowance for loan losses at a level considered adequate to provide for losses which are inherent in the loan portfolio. This amount is determined through quarterly evaluations of the loan portfolio. Our provision for loan losses totaled $1,783,000 in 2007 compared to $423,000 in 2006 and $275,000 in 2005. The dramatic increase in 2007 is largely related to one particular commercial credit. Additional information related to this credit can be found in the "Credit Quality and Allowance for Loan Loss" section of this report.

Because the amount of the provision for loan losses is a function of our overall assessment of loan quality and the adequacy of the allowance for loan losses, which itself relies on significant use of judgment and estimates, the provision for loan loss expense may increase or decrease in the future. Please refer to the Credit Quality and Allowance for Loan Losses section of this report where we further discuss the estimation methods and assumptions we use in analyzing the allowance and the quality of our loan portfolio as these are critical factors in the determination of our provision for loan losses.

Noninterest Income

Noninterest income, which includes all revenues other than interest and fees on earning assets, is an important factor in our overall profitability. Total noninterest income in 2007 of $1,839,000 compares to $1,630,000 in 2006 and $1,468,000 in 2005. Annual increases were $209,000 in 2007 and $162,000 in 2006.

This positive trend is the result of several factors, most notably rising levels of service fees and brokerage fees. Service fees are the largest single component of noninterest income and increased $166,000 in 2007 due to higher overdraft fees and increasing fees from our debit cards and ATM network. In 2006 service fees rose by $80,000 resulting mainly from the same two factors. Brokerage fees increased by $43,000 in 2007 and $38,000 in 2006. We have benefited from the retention of a licensed broker on our staff since September 2004 that provides consistent service to our customers. Our broker continues to improve existing customer relationships and garner additional ones resulting in this increasing trend in fee income.

Trust income increased by $24,000 in 2007 and $6,000 in 2006, as we continue to increase the funds under management in this area. Insurance commissions and secondary market loan fees did not change significantly in 2007 or 2006. Other noninterest income decreased by $33,000 in 2007 due mainly to a $32,000 gain on the sale of real estate we received in 2006.

We recorded a gain on the call of an agency bond of $2,000 in 2007, while in 2006 we recognized an $18,000 loss on the sale of securities. There were no gains or losses on securities in 2005. Securities are typically held until maturity, unless they are called. However, we may sell certain securities from time to time in order to satisfy asset/liability management needs.

We plan to perform a review of our noninterest income in 2008 to identify areas which might produce increased revenue. We believe we may be able to improve performance in several areas and that our diverse services, such as trust, brokerage and secondary market mortgages, provide us with a competitive advantage in several of our markets.

Noninterest Expense

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses, and income taxes. Historically, our level of noninterest expense has been higher than average, partly due to the relatively smaller branch facilities our market area can support.

In 2007, noninterest expense increased $314,000 or 4.1% to $7,973,000. This increase was primarily related to costs associated with the valuation, operation, and disposition of real estate acquired in satisfaction of loans. These costs increased $237,000 to $441,000 in 2007 and were largely the result of commercial real estate loan foreclosures. The bank acquired $1.3 million in real estate in satisfaction of loans in 2007. All such real estate was sold in 2007 with three particular properties being sold at auction in the third quarter resulting in a $269,000 loss on the sale.

Legal and professional fees increased $72,000 to $421,000 in 2007. As we continue to outsource our internal audit function and loan review function, these fees will remain higher than we previously experienced. Much of the increase can be attributed to service fees incurred to help us comply with the Sarbanes-Oxley Act as we became subject to more provisions of the Act in 2007. The remainder of the increase is related to professionals we hired to help implement some of the organizational and workflow changes we made in 2007.

In addition to these costs, net occupancy costs increased by $42,000 when compared to 2006 due to increased depreciation expenses and lower rental income as a commercial tenant vacated one of our properties in mid 2006. Other noninterest expense also increased by $75,000 mainly due to additional franchise tax and increased expenses due to regulatory requirements.

Personnel costs, which are the largest component of noninterest expense, decreased by $43,000 or 1.1% to $3,883,000 in 2007. Throughout 2007 management continued to realign the workflow in an effort to improve the use of technology, as well as control increases in salary and benefit costs. At December 31, the bank employed 85.5 full-time equivalent employees, which is 7.5 less than year-end 2006. This improved efficiency helped the bank limit its increase in salary expense to $110,000 or 4.0% as total salaries for 2007 were $2,866,000. The increase was due to the addition of a chief credit officer, retail banking manager, and credit analyst to our staff in the second half of 2006, as well as the need to reward employees who accepted additional responsibilities as part of our staff reduction. Benefit costs were reduced by $153,000 as the bank experienced lower health insurance and retirement costs.

Aside from the savings in personnel costs, the bank also experienced a decrease of $53,000 in equipment costs due mainly to decreased depreciation expense. Data processing costs were $7,000 lower than 2006 despite the implementation of several new software modules. These modules were designed to improve our efficiency with respect to image statements, wire transfers, and regulatory compliance. In 2006, we had incurred $43,000 of data processing costs related to our conversion to a new third party core processor that were not present in 2007.

In 2006, noninterest expense increased by $520,000 or 7.3% to $7,659,000 due to several of the same items discussed above. For example, the bank had increased expenses related to foreclosed properties of $195,000 and increased personnel costs of $203,000. Legal and professional fees increased $104,000 as we outsourced our loan review and internal audit functions and hired professionals to help with our core processing conversion. Other noninterest expense increased as we incurred recruitment costs of $40,000 to bring new members of management to our team, and we incurred $25,000 paid to settle legal claims.

Income Taxes

Our provision for income taxes includes both federal and state income taxes. Total taxes were $235,000 in 2007, $956,000 in 2006, and $927,000 in 2005. The drop in our 2007 tax is primarily related to the high level of loan charge-offs we experienced. Our increasing investments in tax-exempt municipal bonds also contributed to the lower rate. With the exception of income earned on loans to and bonds issued by municipalities, and income from certain life insurance policies, all of our income is taxable. Note 10 of the accompanying consolidated financial statements provides additional information concerning our income tax expense.

FINANCIAL CONDITION

Loan Portfolio

As noted previously, the housing slowdown and sub-prime lending exposures are having a significant impact on the financial services industry. Many financial institutions that were invested in the sub-prime area have incurred significant losses and have an increasing number of residential foreclosures. Citizens has not participated in sub-prime lending. We offer our clients traditional mortgage options to fit their current income levels comfortably and focus on adding quality consumer credits to our portfolio. As such, we do not expect the sub-prime lending crisis to have a material impact on our institution. The demand for our products was modest in 2007 and our loan portfolio grew by $4,728,000 or 2.8% to $172,873,000, as we experienced a somewhat subdued economic climate. Although our loan demand and loan growth has been slower than what we normally experience, we have been careful not to accept loans of lower quality in exchange for increasing our portfolio size. Instead, we remain committed to increasing our loan portfolio with proper attention to credit quality.

As has been the case in recent years, we experienced significant growth in our commercial real estate portfolio, which grew by $12.3 million to $57.9 million in 2007. This included a $5 million transfer from construction to permanent financing, as well as our partnering with another community bank outside our market area in order to provide funding for two separate commercial real estate projects. Other commercial loans not secured by real estate decreased by $6.0 million to $21.0 million. The majority of our commercial loans are secured by real estate, regardless of whether repayment is linked to cash generated by the use or sale of the real estate. In cases where repayment of a loan is linked to such use, the timing and stability of the cash flow, secondary sources of repayment, loan guarantees, and collateral valuations are all important considerations in granting the loan. We believe using real property as collateral on the majority of our loans contributes to reducing the inherent risk in the portfolio as the values associated with most of the real estate in the markets in which we operate do not experience the same degree of appreciation or depreciation that a more urban area may experience.

Retail lending or lending to consumers for autos, homes, or other purposes has been difficult for Citizens over the past several years. Auto manufacturers and specialized mortgage lenders have become very aggressive in attracting consumers away from traditional banking institutions. Our residential mortgage portfolio has remained relatively level since December 2006 increasing only $325,000 to $61.7 million, while our home equity portfolio declined by $1.2 million to $6.8 million. Similarly, our installment loan portfolio has remained steady for 2007, increasing only $268,000 to $10.9 million. This stability in installment loans has not been a characteristic of our portfolio in recent years, however, in the latter part of 2006 management introduced a new auto lending promotion to improve our standing in this area. The promotion proved successful and in 2007 we made this promotion part of our regular product offering. As we move into 2008 management will continue to evaluate strategies to increase retail lending. These efforts aimed at portfolio diversification will enhance our loan opportunities, as well as contribute to reducing our overall loan risk.

Credit Quality and Allowance for Loan Losses

As many financial institutions are facing major losses from sub-prime exposure and there is more uncertainty in the economy, Citizens has taken aggressive action over the last eighteen months to improve our ability to manage the risk in our loan portfolio. Those actions included hiring a chief credit officer and credit analyst, assigning our most crucial credits to one of our senior lenders, developing detailed action plans for problem loans and closely monitoring credits with the greatest risk, adopting a new loan policy and loan grading system, improving exception tracking and reporting, and outsourcing our loan review function. We centralized our loan processing to improve efficiency and maintain underwriting consistency in all of our branches. We believe that each of these actions will help us to manage the quality of our portfolio and reduce the systematic risk.

Despite the major steps we have implemented, in 2007 the bank had net charge-offs totaling $1,893,000, mainly of a commercial nature with $1,205,000 being related to one particular commercial enterprise. We maintained a large specific reserve on this credit throughout 2007 and monitored the business risk associated with the firm. Despite a record of timely payments, management of the firm decided to cease operations, and Citizens recorded a charge-off on the loan as of December 31, 2007. As we move into 2008 we will begin the liquidation process for assets of this borrower. However, based on the information we currently possess, we believe the estimate of loss associated with this borrower to be included within the charge-off we recorded in December.

Also in 2007 we acquired certain pieces of real estate in satisfaction of loans through the foreclosure process in order to improve our position with regard to such loans. Most of these foreclosures were of a commercial nature and approximated $1.3 million. During the year, all such properties were sold; the net cost associated with the valuation, operation, and disposition of these properties totaled $441,000 in 2007. Despite the additional expenses we have incurred by engaging in the foreclosure process, we believe that gaining control of these assets was ultimately the most financially sound process for seeking a return of our investment and securing our interest in these assets.

Aside from the large charge-offs and foreclosure information presented above, our portfolio has seen an improvement in several factors since December 31, 2006. Impaired loans at December 31, 2007 totaled $4,038,000 which is $1,110,000 or 21.6% less than 2006. Our level of nonaccrual loans, excluding impaired loans previously mentioned, was $450,000 in December, 2007 compared to $506,000 in December, 2006, indicating a decrease of 11.1%. Past due loan trends have improved with the level of loans past due 30 days or more declining $2.4 million or 45.3% to $2.9 million. More specifically, loans past due more than 90 days have declined by $572,000 or 52.7% to $514,000. These trends indicate that we are reducing the risk in the portfolio. We believe that the some of this improvement is a direct result of the improvements we have made to our infrastructure, and we should continue to see benefits from these improvements into the future.

The inherent risk of loss in our portfolio is addressed through the allowance for loan losses. We maintain our allowance for loan losses at a level we consider adequate to provide for losses that we believe are inherent in the loan portfolio. This determination is based on quarterly evaluations in which a specific analysis and a pooled analysis are computed. The specific analysis is used to individually assign an allowance to larger balance, nonhomogenous loans—typically commercial loans. The pooled analysis is used to quantify the loss on pools of smaller balance, homogenous loans such as residential mortgages and consumer loans. The pooled analysis considers such factors as historical loss experience, changes in lending policies and staff, current and anticipated economic conditions, changes in the nature and volume of the portfolio, past due loan trends, changes in our loan review system, and levels of concentrations of credit. Because these analyses determine the adequacy of the allowance for loan losses, they also determine the provision for loans losses that must be charged to earnings.

Despite the $1.9 million of net charge-offs in 2007, our allowance for loan losses decreased by only $110,000 to $1,763,000, or 1.02% of gross loans compared to $1,873,000 or 1.11% at year-end 2006. Within our analysis we specifically analyzed approximately $9.4 million of loans finding that $2,570,000 required the establishment of specific reserves totaling $624,000. Estimated losses on our smaller pools of loans totaled $308,000. Further adjustments to the allowance of $631,000 were made after analyzing the various adjustment factors cited in the previous paragraph. Due to the increasing uncertainty in the economy and many economic indicators pointing toward a recession, we felt it necessary to also include an unallocated reserve of $200,000 or 11.3% of the total allowance for loan losses.

Based on information available to us we believe our analysis is comprehensive and our allowance is adequate as of the report date. However, there can be no assurance that additional provisions for loan losses will not be required in the future as a result of changes in the assumptions which underlie our estimates and judgments or changes in economic conditions or the conditions of individual borrowers.

Securities Portfolio and Federal Funds Sold

Funds which are not needed to satisfy loan demand or operating needs are invested in securities as a means of improving earnings while also providing liquidity and balancing interest sensitivity concerns. The securities we purchase are limited to U.S. government agency issues, including mortgage backed issues of U.S. agencies, obligations of state and political subdivisions and investment grade corporate debt. However, at year-end we held no corporate securities. All of our securities are classified as available for sale. The Board of Directors is informed of all securities transactions each month, and a series of policy statements limit the amount of credit and interest rate risk we may take.

Due to softened loan demand, maturing securities were generally reinvested in 2007 with our portfolio totaling $58,559,000 at year-end. During the year, $19.3 million in securities matured or were called; of this amount, $18.3 million were government agency issues. The relatively flat yield curve we experienced in 2007, combined with the expectation of decreasing rates in the latter part of the year, prompted Citizens to reinvest much of these funds in municipal instruments with higher yields and longer maturities. This strategy has helped to extend the duration of the portfolio, improve the overall yield, and provide protection against the declining interest rates we have experienced in recent months. Of the $19.7 million in security purchases, $14.7 million were municipal instruments. We have successfully extended the duration of the portfolio from 1.9 years at the end of 2006 to 2.7 years at the end of 2007. We have also increased our tax equivalent yield by 56 basis points to 4.61% since December 31, 2006.

Generally, the municipal bonds in which we invest carry good to exceptional credit ratings and are generally insured by one of the major municipal bond insurance companies. These insurers provide an important service to the municipal bond market by enhancing the credit of the underlying bond, which in turn increases the liquidity of the bond in the marketplace. Recent media reports have indicated that there is concern regarding credit ratings of the major municipal bond insurers because many of these companies have exposure to the sub-prime market. We will continue to monitor the situation with the municipal insurers, as well as the credit ratings of our municipal bonds, in order to respond appropriately to any changes.

Because our securities portfolio is classified as available for sale, it is carried at fair value. Unrealized losses that are temporary in nature are recognized as an adjustment to equity. Losses determined to be other than temporary are recognized in income. With interest rates beginning to decline in the latter part of 2007, unrealized losses have decreased from $632,000 to $274,000 at year end. The majority of our unrealized losses have been carried for less than twelve months as shown in Note 4. We do not consider these investments to be other than temporarily impaired at December 31, 2007. Further, we monitor credit ratings on our investments on a monthly basis and currently do not have any credit concerns with any particular obligation. With the exception of one local municipal obligation which is not rated, all of the issuers carry credit ratings of good to exceptional. Securities are typically held until maturity in order for us to fully recover our investment. However, we may sell certain securities from time to time in order to satisfy asset/liability management needs.

Our short-term investments include federal funds sold and an interest bearing demand account with the Federal Home Loan Bank of Pittsburgh. These accounts are used for overnight investing in cases when excess liquidity exists. We attempt to limit the amount of these excess funds by staying fully invested in loans or securities. For 2007 our average balance in overnight funds was $419,000 and produced a yield of 4.85%.

Deposits and Other Funding Sources

Total deposits increased $4,753,000 to $201,296,000 in 2007. The level of loan demand we experienced in 2007 relaxed our need to generate funding through deposits; therefore, we offered interest rates on our certificates of deposits that were sometimes lower than our competitors in an effort to control our net interest margin and maintain an acceptable level of liquidity. Since the Fed's first rate decrease in August 2007, we have seen competitive pricing pressures lessen. For the year, certificates of deposit increased $1,736,000 to $100,684,000. We expect to adjust our pricing strategy in the future in order to respond to liquidity needs, and manage our net interest margin expectations.

Similarly, we continue to maintain a moderate approach to our interest bearing checking pricing. However, the majority of the increase in deposits is centered in these accounts which increased $3,930,000 to $45,698,000. This is largely the result of one local businessperson who continues to maintain a significant group of accounts with us.

We have utilized short-term borrowings in the form of repurchase agreements to fund operations for a number of years. These agreements typically involve local governmental units, such as school districts or area businesses, seeking higher yields. They are usually put out for bid annually and local banks compete aggressively for them. We feel that we maintain a competitive advantage by meeting the operational requirements that the agreements frequently contain; nonetheless, risk of losing these funds does exist. At year-end repurchase agreements were $14,258,000 compared to $15,970,000 at the end of 2006.

We expect to continue to fund our activities through internal sources. However, in the event internal sources were to be reduced we have several other funding options including a line of credit with the Federal Home Loan Bank of Pittsburgh and federal funds purchased through our other correspondent banks. For most of the year we maintained a minimal balance on these types of borrowings averaging $407,000 for 2007; however at year end our borrowings peaked at $5,398,000. As a member of the FHLB we have access to a variety of other funding products as well. For example, on occasion we match fund certain loans with FHLB products. Although we did not acquire any such long-term match funding in 2007, we do have long-term FHLB borrowings in the amount of $2,719,000. Our total borrowing capacity with the FHLB exceeds $100 million.

Capital Resources

Our total capital of $21.1 million, or 8.5% of assets increased $803,000 in 2007. For the year, we reduced our annual dividend from $0.57 per share in 2006 to $0.48. We felt this was a prudent measure in response to the increasing level of uncertainty we experienced with regard to one particular commercial credit in the fourth quarter. We believe this level of capital, as well as our capital structure, is adequate to support current and anticipated future operations. A complete analysis of our capital accounts is provided in the accompanying Statement of Changes in Shareholders' Equity.

Banks and bank holding companies are subject to several risk-weighted capital measures. As detailed in Note 14, we continue to maintain capital levels well in excess of the amount needed to be considered well capitalized under the regulations. This should continue to be the case throughout the foreseeable future, and we are not aware of any trends or uncertainties which are expected to materially impair our capital position.

Trading activity in the stock continues to be light with 27,200 shares trading in 2007, none of which were treasury shares. Similar to many other financial institutions across the country that have experienced depressed earnings, our performance pushed our stock value downward in 2007. The price at year-end was $11.25, which is $8.25 less than December 31, 2006. The stock continues to trade on the over the counter market under the symbol CIWV.OB.

Off-Balance-Sheet Obligations

A discussion of our involvement in off-balance-sheet obligations is presented in Note 13 to the consolidated financial statements contained in this report.

Liquidity

The objective of our liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Liquidity is provided by various sources including unpledged investment securities, federal funds sold, loan repayments, a stable and growing deposit base and, when necessary, external borrowings.

We monitor liquidity on a regular basis by preparing projected balance sheets and analyzing our sources and uses of funds. Historically, we have satisfied our liquidity needs through internal sources of funds with the exception of certain loans which have been funded by borrowing funds from the Federal Home Loan Bank of Pittsburgh. As noted previously, we have access to approximately $100,000,000 through various FHLB programs. In the current economic environment, loan demand has fallen and liquidity needs have lessened as a result. We are not aware of any other trends, commitments, events or uncertainties which may impair our ability to satisfy our operating cash needs.

Impact of Inflation

Our financial statements and related data in this report are prepared in conformity with U.S. generally accepted accounting principles which require our financial position and results of operations to be measured in terms of historical dollars except for the available for sale securities portfolio. Consequently, the relative value of money generally is not considered. Nearly all of our assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies we use. We attempt to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income. Because inflation has generally been low during the time covered by these financial statements, the impact of inflation on our earnings has not been significant. Although inflation could become a more significant factor, current Federal Reserve policy does not appear to indicate that it will be in the foreseeable future.

	(in thousands of dollars, except per share data)				
	2007	2006	2005	2004	2003
BALANCE SHEET DATA:					
Total assets	$ 246,595	$ 242,980	$ 238,190	$ 213,783	$ 209,129
Securities	58,559	59,746	66,854	53,874	60,077
Loans, net	170,939	166,218	152,136	144,587	134,311
Deposits	201,296	196,543	190,486	165,301	161,549
Total shareholders' equity	21,081	20,278	19,613	20,223	20,478
SUMMARY OF OPERATIONS:					
Interest income	$ 15,967	$ 15,351	$ 12,976	$ 11,443	$ 11,415
Interest expense	6,781	5,856	4,056	3,073	3,193
Net interest income	9,186	9,495	8,920	8,370	8,222
Provision for loan losses	1,783	423	275	935	324
Net interest income after provision for loan losses	7,403	9,072	8,645	7,435	7,898
Noninterest income	1,839	1,630	1,468	1,393	1,292
Noninterest expense	7,973	7,659	7,139	6,745	6,194
Income before income taxes	1,269	3,043	2,974	2,083	2,996
Income taxes	235	956	927	427	984
Net income	$ 1,034	$ 2,087	$ 2,047	$ 1,656	$ 2,012
PER SHARE DATA*:					
Net income	$ 0.57	$ 1.13	$ 1.10	$ 0.88	$ 1.05
Cash dividends	$ 0.48	$ 0.57	$ 0.53	$ 0.52	$ 0.50

*Restated to reflect stock split in the form of a 200% stock dividend declared in March 2006.

CONSOLIDATED BALANCE SHEETS

	December 31,	
ASSETS	**2007**	**2006**
Cash and due from banks	$ 7,049,699	$ 6,064,890
Interest bearing deposits with other banks	12,421	29,858
Securities available for sale, at fair value	58,559,453	59,745,539
Loans, less allowance for loan losses of $1,763,300 and $1,873,038, respectively	170,939,264	166,217,889
Bank premises and equipment, net	4,259,664	4,331,313
Accrued interest receivable	1,384,943	1,393,468
Other assets	4,389,441	5,197,515
Total assets	$ 246,594,885	$ 242,980,472
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest bearing	$ 27,919,859	$ 27,103,487
Interest bearing	173,376,611	169,439,728
Total deposits	201,296,470	196,543,215
Short-term borrowings	19,655,942	19,833,434
Long-term borrowings	2,718,865	3,511,770
Other liabilities	1,842,680	2,814,034
Total liabilities	225,513,957	222,702,453
Commitments and contingencies	-	-
Shareholders' equity		
Common stock, $2.00 par value, authorized 4,500,000 shares, issued 2,250,000 shares	4,500,000	4,500,000
Retained earnings	20,998,645	20,842,981
Accumulated other comprehensive income/(loss)	(586,154)	(1,233,399)
Treasury stock at cost, 420,496 shares	(3,831,563)	(3,831,563)
Total shareholders' equity	21,080,928	20,278,019
Total liabilities and shareholders' equity	$ 246,594,885	$ 242,980,472

See Notes to Consolidated Financial Statements

	For The Years Ended December 31,		
	2007	2006	2005
Interest and dividend income			
Interest and fees on loans	$ 13,430,613	$ 12,933,850	$ 10,744,643
Interest and dividends on securities:			
Taxable	1,844,104	2,045,639	1,780,716
Tax-exempt	582,457	303,154	327,325
Interest on interest bearing deposits with other banks	95,655	48,150	59,679
Interest on federal funds sold	13,888	20,514	63,493
Total interest and dividend income	15,966,717	15,351,307	12,975,856
Interest expense			
Interest on deposits	5,961,553	4,881,518	3,376,537
Interest on short-term borrowings	683,957	801,402	501,698
Interest on long-term borrowings	135,263	173,397	178,078
Total interest expense	6,780,773	5,856,317	4,056,313
Net interest income	9,185,944	9,494,990	8,919,543
Provision for loan losses	1,783,155	423,385	274,667
Net interest income after provision for loan losses	7,402,789	9,071,605	8,644,876
Noninterest income			
Trust income	230,683	207,178	201,402
Service fees	1,017,516	851,526	771,831
Insurance commissions	34,275	37,069	42,810
Securities gains/(losses), net	2,399	(17,694)	-
Brokerage fees	159,927	117,207	79,117
Secondary market loan fees	100,379	108,382	101,523
Other	293,562	326,338	271,639
Total noninterest income	1,838,741	1,630,006	1,468,322
Noninterest expense			
Salaries and employee benefits	3,883,356	3,925,985	3,723,480
Net occupancy expense	426,039	383,900	332,748
Equipment expense	386,476	439,193	484,001
Data processing	517,265	524,304	598,824
Director fees	256,220	272,880	252,483
Postage expense	170,812	182,136	170,653
Professional service fees	421,406	349,574	245,714
Stationery	149,128	152,549	155,923
Software expense	204,418	182,608	208,231
Net cost of operation of other real estate	440,881	204,280	9,778
Other	1,116,616	1,041,665	956,819
Total noninterest expense	7,972,617	7,659,074	7,138,654
Income before income taxes	1,268,913	3,042,537	2,974,544
Income tax expense	235,087	955,646	927,358
Net income	$ 1,033,826	$ 2,086,891	$ 2,047,186
Basic and fully diluted earnings per common share*	$ 0.57	$ 1.13	$ 1.10
Basic and fully diluted average common shares outstanding*	1,829,504	1,842,662	1,864,215

***Restated to reflect stock split in the form of a 200% stock dividend declared in March 2006.**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended December 31,		
	2007	2006	2005
Net Income	$ 1,033,826	$ 2,086,891	$ 2,047,186
Other comprehensive income/(loss):			
Gross unrealized gains/(losses) arising during the period	671,673	338,294	(1,060,150)
Adjustment for income tax (benefit)/expense	(255,237)	(128,552)	402,857
	416,436	209,742	(657,293)
Reclassification adjustment for (gains)/losses included in net income	(2,399)	17,694	-
Adjustment for income tax (benefit)/expense	913	(6,724)	-
	(1,486)	10,970	-
Increase in minimum pension liability	-	-	(1,155,756)
Adjustment for income tax benefit	-	-	439,187
	-	-	(716,569)
Change in pension and other post-retirement plan assets and benefit obligations	374,670	-	-
Adjustment for income tax benefit	(142,375)	-	-
	232,295	-	-
Other comprehensive income/(loss), net of tax	647,245	220,712	(1,373,862)
Comprehensive Income	$ 1,681,071	$ 2,307,603	$ 673,324

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	For the Years Ended December 31, 2007, 2006, and 2005						
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2004	750,000	$1,500,000	$2,100,000	$19,650,112	$ 57,987	$ (3,085,318)	$ 20,222,781
Net income	-	-	-	2,047,186	-	-	2,047,186
Cost of 5,925 shares acquired as treasury stock	-	-	-	-	-	(290,074)	(290,074)
Cash dividends declared ($0.53 per share)	-	-	-	(992,726)	-	-	(992,726)
Other comprehensive income/(loss), net of tax	-	-	-	-	(1,373,862)	-	(1,373,862)
Balance, December 31, 2005	750,000	1,500,000	2,100,000	20,704,572	(1,315,875)	(3,375,392)	19,613,305
Net income	-	-	-	2,086,891	-	-	2,086,891
Cost of 24,460 shares acquired as treasury stock	-	-	-	-	-	(456,171)	(456,171)
Cash dividends declared ($0.57 per share)	-	-	-	(1,048,482)	-	-	(1,048,482)
Other comprehensive income, net of tax	-	-	-	-	220,712	-	220,712
Adjustment to initially apply statement of financial accounting standard no. 158, net of tax	-	-	-	-	(138,236)	-	(138,236)
Stock split effected in the form of a 200% stock dividend	1,500,000	3,000,000	(2,100,000)	(900,000)	-	-	-
Balance, December 31, 2006	2,250,000	4,500,000	-	20,842,981	(1,233,399)	(3,831,563)	20,278,019
Net income	-	-	-	1,033,826	-	-	1,033,826
Cash dividends declared ($0.48 per share)	-	-	-	(878,162)	-	-	(878,162)
Other comprehensive income, net of tax	-	-	-	-	647,245	-	647,245
Balance, December 31, 2007	2,250,000	$4,500,000	$ -	$20,998,645	$ (586,154)	$ (3,831,563)	$ 21,080,928

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,033,826	$ 2,086,891	$ 2,047,186
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	320,082	351,942	414,395
Provision for loan losses	1,783,155	423,385	274,667
Deferred income tax expense/(benefit)	59,753	(174,946)	(202,424)
Amortization of security premiums, net of accretion of security discounts	24,057	68,272	196,484
Securities (gains)/losses, net	(2,399)	17,694	-
Provision for loss on sale of other real estate	112,493	-	-
Loss on sale of other real estate	273,140	80,184	-
Gain on sale of bank premises	-	(31,877)	-
Gain on sale of equipment and other assets	(11,917)	-	(16,787)
(Increase)/decrease in accrued interest receivable	8,525	(72,348)	(202,621)
(Increase)/decrease in other assets	51,532	49,527	(257,428)
Increase/(decrease) in other liabilities	(596,684)	156,863	874,896
Net cash provided by operating activities	3,055,563	2,955,587	3,128,368
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of securities available for sale	345,900	3,800,409	522,200
Proceeds from maturities and calls of securities available for sale	19,365,000	14,461,000	9,190,545
Principal payments received on securities available for sale	1,854,838	1,963,218	2,388,713
Purchases of securities available for sale	(19,732,036)	(12,845,805)	(26,338,022)
Loans made to customers, net	(7,761,908)	(15,434,051)	(8,290,615)
Purchases of bank premises and equipment	(235,331)	(483,919)	(380,311)
Proceeds from sale of bank premises	-	38,000	-
Proceeds from sale of other real estate	1,170,650	626,263	173,443
Net cash used in investing activities	(4,992,887)	(7,874,885)	(22,734,047)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in demand deposit, NOW, money market and savings accounts	3,016,517	(8,052,575)	17,294,294
Net increase in time deposits	1,736,738	14,110,061	7,890,783
Net decrease in short-term borrowings	(177,492)	(677,965)	(1,998,756)
Proceeds from long-term borrowings	-	-	3,500,000
Repayments of long-term borrowings	(792,905)	(1,633,558)	(2,500,904)
Dividends paid	(878,162)	(1,048,482)	(992,726)
Acquisition of treasury stock	-	(456,171)	(290,074)
Net cash provided by financing activities	2,904,696	2,241,310	22,902,617
Increase/(decrease) in cash and cash equivalents	967,372	(2,677,988)	3,296,938
Cash and cash equivalents:			
Beginning	6,094,748	8,772,736	5,475,798
Ending	$ 7,062,120	$ 6,094,748	$ 8,772,736
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest on deposits and on other borrowings	$ 6,768,464	$ 5,678,421	$ 3,967,023
Income taxes	$ 924,352	$ 1,311,957	$ 940,784
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Other real estate and other assets acquired in settlement of loans	$ 1,257,378	$ 929,104	$ 466,445
Unrealized gain/(loss) on securities available for sale	$ 669,274	$ 355,988	$ (1,060,150)

See Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of Business: Citizens Financial Corp. ("Citizens" or "the company" or "we") was incorporated as a bank holding company in 1987. Our wholly-owned bank subsidiary, Citizens National Bank of Elkins ("the bank") provides retail and commercial loan, deposit, trust and brokerage services to customers in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia and nearby areas.

Basis of Financial Statement Presentation: Our accounting and reporting policies conform to U.S. generally accepted accounting principles and to general practices within the banking industry.

Use of Estimates: In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

Securities: All of our debt and equity investment securities are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of comprehensive income until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized as interest income using the interest method over the period to maturity. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, we consider (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses: The bank makes mortgage, commercial and consumer loans to customers. Loans which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are generally reported at their outstanding principal balance reduced by unearned income and the allowance for loan losses. Interest income is accrued daily on the outstanding principal balance. Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments to the related loan's yield over its contractual life.

The accrual of interest on loans is discontinued when they are 90 days delinquent unless the loan is well secured and in the process of collection. However, loans may be placed on nonaccrual, or charged-off, at an earlier date if the collection of principal and interest is doubtful. When loans are placed on nonaccrual all interest which has accrued but not been collected is reversed against interest income, unless the income was recognized in prior years in which case it is charged to the allowance for loan losses. Interest income during the period when a loan is on nonaccrual is recorded on a cash basis after recovery of principal is reasonably assured. If recovery of principal is not reasonably assured, payments received on nonaccrual loans are typically applied directly against the outstanding principal balance until the loan is fully repaid. Loans are generally restored to an accrual status when the obligation is brought current, has performed in accordance with the terms of the note for a reasonable period of time, and interest is no longer in doubt.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that are inherent in the loan portfolio. The allowance is established by provisions charged to operating expense and reduced when loans are charged-off. Subsequent recoveries, if any, are credited to the allowance.

Management's evaluation of the adequacy of the allowance for loan losses is based upon quarterly assessments of the loan portfolio. This assessment is inherently subjective and requires significant estimates that are subject to revisions as more information becomes available. Among the factors we consider are the borrower's ability to repay, the value of the collateral securing the loan, historical charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, concentrations of credit, and various other factors.

A loan is considered impaired when, based on current information and events, it is probable that the company will be unable to collect the scheduled payments when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for larger, nonhomogeneous loans including commercial and construction loans. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the bank does not separately identify individual consumer and residential loans for impairment disclosures.

The allowance consists of a specific component which relates to larger loans classified as special mention, substandard or doubtful and are specifically evaluated for impairment, as well as a general component for the smaller homogeneous loans not specifically evaluated. For specifically evaluated loans considered impaired an allowance is established when the loans' discounted cash flows, collateral value or observable market price is less than its carrying value. For loans which are evaluated but not considered impaired, as well as smaller homogeneous loans, an allowance is established by grouping the loans into pools having similar risk characteristics and applying historical loan factors, adjusted for current conditions, to each pool.

Bank Premises and Equipment: Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Premises and equipment typically have useful lives ranging from 5 to 39 years. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

Other Real Estate: Other real estate consists of real estate held for resale which is acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at fair value with any writedown charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred; depreciation is not recorded on property held for sale. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

Intangible Assets: Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in a combination with a related contract, asset, or liability. Intangible assets are tested at least annually for impairment.

Securities Sold Under Agreements to Repurchase: We generally account for securities sold under agreements to repurchase as collateralized financing transactions. Securities pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

Pension and Other Postretirement Benefits: The bank has a noncontributory, defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on employees' five year average final compensation and years of service. Our funding policy is to make annual contributions as permitted or required by regulation. Pension costs are actuarially determined and charged to expense.

The bank also provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits.

The company adopted Statement of Financial Accounting Standard No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) as of December 31, 2006. The company had previously reported the adjustment to initially apply SFAS 158 as a component of comprehensive income on the Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Shareholders' Equity on our Form 10-K filed for the year ended December 31, 2006. The reporting of this adjustment has been subsequently changed to conform to the implementation guidance in SFAS 158 and is separately presented herein as an adjustment to the ending balance of accumulated other comprehensive income, net of tax, on our Consolidated Statement of Changes in Shareholders' Equity for the year ended December 31, 2006.

Income Taxes: Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

Basic and Fully Diluted Earnings per Share: Basic and fully diluted earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 1,829,504, 1,842,662 and 1,864,215 for the years ended December 31, 2007, 2006 and 2005, respectively, after considering the stock split outlined in Note 2. We did not have any potentially dilutive securities during that time.

Trust Department: Assets held in an agency or fiduciary capacity by the bank's trust department are not assets of the bank and are not included in the accompanying consolidated balance sheets.

Off-Balance-Sheet Credit Related Financial Instruments. In the ordinary course of business, we may enter into commitments to extend credit, including commercial letters of credit, and standby letters of credit. These financial instruments are recorded when they are funded.

Derivative Instruments and Hedging Activities: The bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Advertising: Advertising costs are expensed as they are incurred.

Reclassifications: Certain accounts in the consolidated financial statements for 2006 and 2005, as previously presented, have been reclassified to conform to current year classifications.

Significant New Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. As of December 1, 2007, the FASB has proposed a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of SFAS 158 were implemented by the company as of December 31, 2006. The company does not expect the implementation of the measurement date provisions of SFAS 158 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The company does not expect the implementation of SFAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. The company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force (EITF) issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007, with early application permitted. The company is evaluating the effect that EITF 06-4 will have on its consolidated financial statements when implemented.

In November 2006, the EITF issued "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). In this Issue, a consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The company is evaluating the effect that EITF 06-10 will have on its consolidated financial statements when implemented.

In February 2007, the FASB issued FSP No. FAS 158-1, "Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88 and No. 106 and to the Related Staff Implementation Guides." This FSP provides conforming amendments to the illustrations in SFAS 87, 88, and 106 and to related staff implementation guides as a result of the issuance of SFAS 158. The conforming amendments made by this FSP are effective as of the effective dates of SFAS 158. The unaffected guidance that this FSP codifies into SFAS 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The company does not expect the implementation of FSP No. FAS 158-1 to have a material impact on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The company does not expect the implementation of SAB 109 to have a material impact on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options" (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The company does not expect the implementation of SAB 110 to have a material impact on its consolidated financial statements as the company does not have a stock option plan.

Note 2. Declaration of Stock Split

On March 7, 2006 Citizens' board of directors declared a stock split which was paid on April 14, 2006 in the form of a 200% stock dividend to shareholders of record April 3, 2006. The primary reason for doing so was to reduce the share price of the stock in an effort to improve its liquidity. Citizens stock, which is neither widely held nor widely traded, is an over-the-counter bulletin board stock with the symbol CIWV.OB.

Distribution of this stock dividend required the use of all authorized shares. On April 22, 2006 the shareholders authorized an additional 2,250,000 shares for future use.

Note 3. Restrictions on Cash and Amounts Due from Banks

At December 31, 2007 we had cash concentrations totaling $4,151,285 with the Federal Reserve Bank of Richmond. These funds, as well as deposits with other correspondent banks, are generally unsecured and have limited insurance under current banking insurance regulations.

Note 4. Securities

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2007 and 2006, are summarized below. All such securities are available for sale.

	2007			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	$ 28,083,464	$ 227,154	$ 19,073	$ 28,291,545
Mortgage backed securities - U.S. Government agencies and corporations	6,587,411	14,238	40,667	6,560,982
Federal Reserve Bank stock, restricted	108,000	-	-	108,000
Federal Home Loan Bank stock, restricted	842,400	-	-	842,400
Community Financial Services Inc. stock	162,714	-	-	162,714
Tax exempt state and political subdivisions	22,716,824	91,692	214,704	22,593,812
Total securities available for sale	$ 58,500,813	$ 333,084	$ 274,444	$ 58,559,453

	2006			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	$ 41,920,556	$ 5,227	$ 414,829	$ 41,510,954
Mortgage backed securities - U.S. Government agencies and corporations	8,374,473	299	148,911	8,225,861
Federal Reserve Bank stock, restricted	108,000	-	-	108,000
Federal Home Loan Bank stock, restricted	770,200	-	-	770,200
Tax exempt state and political subdivisions	9,182,944	16,081	68,501	9,130,524
Total securities available for sale	$ 60,356,173	$ 21,607	$ 632,241	$ 59,745,539

The tables which follow provide summaries of securities which were in an unrealized loss position at December 31, 2007 and 2006, all of which are available for sale. As of December 31, 2007, these securities had a total fair value of $29,020,029 and carried unrealized losses of $274,444 or 0.95%. Securities which have been in a continuous loss position for the past twelve months total $17,776,631. The unrealized loss pertaining to these securities is $82,499 or 0.46%. The majority of these losses are on municipal instruments. With the exception of one municipal which is not rated, all of these instruments carry A ratings from the major credit rating agencies. The remaining losses are on securities issued by U.S. government agencies and corporations which carry the implied faith and credit of the U.S. Government. With the excellent credit quality in our portfolio, we believe these unrealized losses are the result of changing interest rates, and we will be able to fully recover our investment. In addition, no losses have been recognized on the $55,092,401 of securities that carried unrealized losses at December 31, 2006.

	2007					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$ -	$ -	$10,973,400	$ 19,073	$10,973,400	$ 19,073
Mortgage backed securities – U.S. Government agencies and corporations	-	-	4,886,591	40,667	4,886,591	40,667
Tax-exempt state and political subdivisions	11,243,398	191,945	1,916,640	22,759	13,160,038	214,704
Total	$11,248,398	$ 191,945	$17,776,631	$ 82,499	$29,020,029	$ 274,444

	2006					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$ 5,332,240	$ 13,677	$33,264,044	$ 401,152	$38,596,284	$ 414,829
Mortgage backed securities – U.S. Government agencies and corporations	2,782,873	9,857	5,327,723	139,054	8,110,596	148,911
Tax-exempt state and political subdivisions	3,440,626	17,958	3,944,895	50,543	7,385,521	68,501
Total	$11,555,739	$ 41,492	$42,536,662	$ 590,749	$55,092,401	$ 632,241

The maturities, amortized cost and estimated fair values of securities at December 31, 2007 are summarized as follows:

	Amortized Cost	Carrying Value (Estimated Fair Value)
Due within one year	$ 16,959,364	$ 16,953,101
Due after one through five years	26,024,601	26,268,237
Due after five through ten years	14,403,734	14,225,000
Equity securities	1,113,114	1,113,114
Total	$ 58,500,813	$ 58,559,453

Mortgage backed securities have remaining contractual maturities ranging from 2 months to 14.17 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 0.20 to 4.55 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage backed securities, and the related gross gains and losses realized are as follows:

Years Ended December 31,	Proceeds From			Gross Realized	
	Sales	Calls and Maturities	Principal Payments	Gains	Losses
2007	$ 345,900	$ 19,365,000	$ 1,854,838	$ 2,399	$ -
2006	$ 3,800,409	$ 14,461,000	$ 1,963,218	$ -	$ 17,694
2005	$ 522,200	$ 9,190,545	$ 2,388,713	$ -	$ -

At December 31, 2007 and 2006 securities with amortized costs of $32,207,744 and $30,807,634, respectively, and estimated fair values of $32,357,657 and $30,448,915, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities which are included in securities available for sale in the accompanying consolidated financial statements. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member at par value.

Note 5. Loans

Loans are summarized as follows:

	December 31, 2007	December 31, 2006
Commercial, financial and agricultural	$ 21,015,554	$ 26,968,995
Real estate – construction	12,497,098	13,964,500
Real estate – home equity	6,797,712	7,985,253
Real estate – residential mortgage	61,726,209	61,401,473
Real estate – commercial mortgage	57,921,473	45,578,979
Installment loans	10,902,926	10,634,857
Other	2,011,614	1,611,149
Total loans	172,872,576	168,145,206
Less:		
Allowance for loan losses	1,763,300	1,873,038
Net deferred loan origination fees and costs	170,012	54,279
Loans, net	$ 170,939,264	$ 166,217,889

Included in the above balance of net loans are nonaccrual loans of $4,487,291 and $2,208,400 at December 31, 2007 and 2006, respectively. If interest on those nonaccrual loans had been accrued, such income would have approximated $233,744, $63,341 and $5,662 for the years ended December 31, 2007, 2006 and 2005, respectively.

The bank makes loans to its directors, executive officers and their related interests in the normal course of business. The activity with respect to these loans for the years ended December 31, 2007 and 2006 follows:

	2007	2006
Balance, beginning	$ 6,111,725	$ 5,892,713
Additions	1,095,224	3,801,609
Amounts collected	(895,513)	(3,582,597)
Balance, ending	$ 6,311,436	$ 6,111,725

The following represents the maturities and sensitivities of loans to changes in interest rates at December 31, 2007, without regard to scheduled periodic principal repayments on amortizing loans:

	Due Within 1 Yr	Due After 1 But Within 5 Yrs	Due After 5 Yrs	Total
Commercial, financial and agricultural	$ 4,660,233	$ 5,274,029	$ 11,081,282	$ 21,015,554
Real estate – construction	7,418,959	4,815,597	262,542	12,497,098
Real estate – home equity	4,517	1,730,362	5,062,833	6,797,712
Real estate – residential mortgage	837,145	4,176,214	56,712,850	61,726,209
Real estate – commercial mortgage	4,546,009	13,026,493	40,348,971	57,921,473
Installment loans	696,450	8,090,003	2,116,473	10,902,926
Other	621,654	642,574	747,386	2,011,614
Total	$ 18,784,967	$ 37,755,272	$ 116,332,337	$ 172,872,576

Loans due after one year with:

Variable rates	$ 124,768,403
Fixed rates	29,319,206
Total	$ 154,087,609

Concentrations of Credit Risk: The bank grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio. Nonetheless, concentrations of credit, defined as loans to a customer, the customers' related parties, or to a number of customers operating in the same industry, which in the aggregate total 25% or more of capital can occur. At December 31, 2007, we had seven such concentrations.

Direct and indirect extensions of credit to automobile dealers, consisting of floor plan loans and other commercial loans which are generally secured by liens on the subject inventories or equipment, totaled $6,963,526. Extensions of credit to companies in the lodging, restaurant and bar industry totaled $12,159,763. These loans are usually made to finance the purchase, operation or improvement of these establishments and are generally secured by liens on the subject property. Extensions of credit for the purchase of rental real estate totaled $16,746,410. These loans are usually made to purchase or improve the subject property and are secured by the rental unit(s). Retail stores and wholesalers have extensions of credit totaling $6,184,262 and $7,800,260, respectively. Credit is extended to these entities primarily to finance the purchase, make capital improvements, or satisfy working capital needs. These loans are generally secured by the company's real estate, equipment, inventory, and/or accounts receivable. Also, extensions of credit for ski resort related loans totaled $12,960,995. These loans are extended to business and residential properties in and around various West Virginia ski resorts. Additional collateral such as pledges of accounts receivable, real estate, or personal guarantees may also be required when granting any of these credits. The bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon these credit evaluations.

Note 6. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005, is as follows:

	2007	2006	2005
Balance, beginning of year	$ 1,873,038	$ 1,597,006	$ 1,378,106
Charge offs:			
Commercial, financial and agricultural	1,538,565	123,400	-
Real estate – commercial mortgage	347,695	-	-
Real estate – residential mortgage	78	-	-
Installment	48,839	39,130	90,212
Total	1,935,177	162,530	90,212
Recoveries:			
Commercial, financial and agricultural	8,055	4,100	5,660
Real estate – residential mortgage	-	-	1,022
Installment	34,229	11,077	27,763
Total	42,284	15,177	34,445
Net charge-offs	1,892,893	147,353	55,767
Provision for loan losses	1,783,155	423,385	274,667
Balance, end of year	$ 1,763,300	$ 1,873,038	$ 1,597,006

The following summary provides additional information regarding impaired, nonaccrual and past due loans:

	December 31,	
	2007	2006
Impaired loans without a valuation allowance	$ 1,467,156	$ 155,849
Impaired loans with a valuation allowance	2,570,365	4,991,814
Total impaired loans	$ 4,037,521	$ 5,147,663
Valuation allowance related to impaired loans	$ 623,839	$ 990,482
Total nonaccrual loans excluded from impaired loan disclosure	$ 449,770	$ 506,468
Total loans past due ninety days or more still accruing	206,230	-

	Year Ended December 31,		
	2007	2006	2005
Average investment in impaired loans	$ 4,244,525	$ 3,846,072	$ 3,974,629
Interest income recognized on impaired loans	351,874	331,872	292,013
Interest income recognized on a cash basis on impaired loans	124,985	276,007	278,334
Interest income recognized on nonaccrual loans excluded from impaired loan disclosure	$ 34,206	$ 4,626	$ 386

No additional funds are committed to be advanced in connection with impaired loans.

Note 7. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation and amortization at December 31, 2007 and 2006, are summarized as follows:

	2007	2006
Land	$ 950,403	$ 950,403
Buildings and improvements	5,280,882	4,870,355
Furniture and equipment	2,552,090	2,977,312
Total bank premises and equipment	8,783,375	8,798,070
Less accumulated depreciation	4,523,711	4,466,757
Bank premises and equipment, net	$ 4,259,664	$ 4,331,313

Depreciation expense for the years ended December 31, 2007, 2006 and 2005, totaled $306,684, $338,543 and $400,996 respectively.

Note 8. Deposits

The following is a summary of interest bearing deposits by type as of December 31, 2007 and 2006:

	2007	2006
Interest bearing checking accounts	$ 45,697,691	$ 41,767,746
Money market accounts	5,405,844	5,979,073
Savings accounts	21,589,320	22,745,891
Certificates of deposit under $100,000	59,984,442	59,949,884
Certificates of deposit of $100,000 or more	40,699,314	38,997,134
Total	$ 173,376,611	$ 169,439,728

Interest expense on deposits is summarized below:

	2007	2006	2005
Interest bearing checking accounts	$ 1,277,151	$ 1,161,291	$ 613,132
Money market accounts	27,625	33,159	49,703
Savings accounts	120,762	120,996	129,933
Certificates of deposit under $100,000	2,636,307	2,072,523	1,490,864
Certificates of deposit of $100,000 or more	1,899,708	1,493,549	1,092,905
Total	$ 5,961,553	$ 4,881,518	$ 3,376,537

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2007 and 2006:

	2007		2006	
	Amount	Percent	Amount	Percent
Three months or less	$ 3,588,278	8.82%	$ 2,350,997	6.03%
Three through six months	6,447,653	15.84	4,370,990	11.21
Six through twelve months	14,167,482	34.81	10,680,396	27.39
Over twelve months	16,495,901	40.53	21,594,751	55.37
Total	$ 40,699,314	100.00%	$ 38,997,134	100.00%

A summary of the maturities for all time deposits as of December 31, 2007, follows:

Year	Amount
2008	$ 60,633,390
2009	10,801,795
2010	7,899,979
2011	14,190,113
2012	7,013,574
After 2012	144,905
Total	$ 100,683,756

At December 31, 2007 and 2006, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiary approximated $7,190,207 and 2,748,807, respectively.

Note 9. Derivative Instruments

From 2001 to 2004, the bank offered a product known as the Index Powered CD to its customers. This is a five year certificate of deposit which, if held to maturity, provides the customer with guaranteed return of principal and interest which is linked to the performance of the Standard and Poor's 500 Index over the term of the certificate of deposit. As of December 31, 2007 and 2006 the notional value of these deposits was $203,373 and $894,278, respectively.

The linkage of the interest earned on the certificate of deposit and the return of the index is considered an equity option and is accounted for as an embedded derivative under Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"). As required by SFAS 133, the fair value of the embedded derivative is deducted from the certificate of deposit creating a discount that is amortized to interest expense using the effective interest method over the term of the certificate of deposit. The corresponding equity option is carried as a liability at fair value with changes in the value recognized in current earnings.

To manage the market risk associated with this product, the bank entered into interest rate swap agreements with the Federal Home Loan Bank of Pittsburgh ("FHLB") for the notional amount of the certificate of deposit. Under these agreements the bank pays either fixed or variable interest to the FHLB quarterly over the term of the certificate of deposit and the FHLB pays the bank the amount of interest due the customer at maturity.

This interest rate swap also represents a derivative contract and is accounted for as a fair value hedge under SFAS 133. As such, it is carried as an asset at fair value with changes in value being recognized in current earnings. The impact of our derivative activities on pretax income was $(19,639) in 2007, $(43,501) in 2006 and $(37,865) in 2005.

Note 10. Income Taxes

The company files income tax returns in the U.S. federal jurisdiction and the state of West Virginia. With few exceptions, the company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004. The company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no impact on the financial statements.

The components of applicable income tax expense/(benefit) for the years ended December 31, 2007, 2006 and 2005, are as follows:

	2007	2006	2005
Current:			
Federal	$ 135,605	$ 986,391	$ 982,912
State	39,729	144,201	146,870
	175,334	1,130,592	1,129,782
Deferred:			
Federal	53,463	(162,754)	(181,117)
State	6,290	(12,192)	(21,307)
	59,753	(174,946)	(202,424)
Total	$ 235,087	$ 955,646	$ 927,358

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the company's deferred tax assets and liabilities as of December 31, 2007 and 2006, are as follows:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 404,264	$ 562,127
Accrued income and expenses	18,060	18,553
Employee benefit plans	733,905	832,401
Net loan origination fees and costs	64,652	20,624
Interest on nonaccrual loans	8,422	-
Deferred gain on sale of other real estate	18,303	-
Net unrealized loss on securities	-	232,041
	1,247,606	1,665,746
Deferred tax liabilities:		
Accretion on securities	(31,895)	(26,265)
Net unrealized gains on securities	(22,283)	-
Depreciation	(207,536)	(197,141)
	(261,714)	(223,406)
Net deferred tax asset	$ 985,892	$ 1,442,340

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2007, 2006 and 2005, is as follows:

	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	$ 431,430	34.0%	$ 1,034,463	34.0%	$ 1,011,345	34.0%
Increase/(decrease) in taxes resulting from:						
Tax-exempt interest	(226,911)	(17.9)	(149,248)	(4.9)	(147,527)	(5.0)
State income taxes, net of federal tax benefit	30,373	2.4	87,126	2.8	82,872	2.8
Tax exempt income on retirement plans	(28,485)	(2.2)	(27,772)	(0.9)	(27,755)	(0.9)
Other	28,680	2.2	11,077	0.4	8,423	0.3
Applicable income taxes	$ 235,087	18.5%	$ 955,646	31.4%	$ 927,358	31.2%

Note 11. Employee Benefit Plans

The bank offers a number of benefit plans to its employees and directors. Among them are pension and other postretirement benefit plans which are described below.

Pension Plan: The bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year/1,000 hours of continuous service. The plan provides benefits based on the participant's years of service and five year average final compensation. Our funding policy is to make annual contributions as permitted or required by applicable regulations.

401(k) Plan: A 401(k) profit sharing plan is provided for the benefit of all employees who have attained the age of 21 and completed one year/1,000 hours of continuous service. The plan allows participating employees to contribute amounts up to the limits set by the Internal Revenue Service and permits the bank to make discretionary contributions to the plan in such amount as the Board may determine to be appropriate. Contributions made to the plan by the bank for the years ended December 31, 2007, 2006 and 2005, were $49,000, $81,000 and $77,000, respectively.

Executive Supplemental Income Plan: Subsequent to an amendment to the bank's pension benefit formula in 1995, it offered a nonqualified executive supplemental income plan to certain senior officers, some of whom are now retired, as a means of overcoming the reduced pension benefit. The plan provides predetermined fixed monthly income for a period of 180 months to the participants upon retirement. It is funded by life insurance contracts which the bank purchased. The bank has been named the beneficiary of those contracts. The liability accrued under this plan at December 31, 2007 and 2006 was $247,417 and $253,292, respectively. The cash surrender values of the underlying insurance contracts at those same dates were $561,602 and $516,130. Expenses associated with the plan were $10,566 in 2007, $8,549 in 2006, and $11,217 in 2005.

Executive and Director Supplemental Retirement Plan: Effective January 1, 2003, the bank entered into a non-qualified supplemental executive and director retirement plan with various officers and directors of the bank which provides them with income benefits payable at retirement age or death. In connection with this plan, the bank purchased life insurance contracts in 2002 for $2,000,000. These contracts are not assets of the plan but are instead owned by the bank and had cash surrender values of $2,273,638 at December 31, 2007 and $2,189,860 at December 31, 2006. Liabilities under the plan were $742,566 at December 31, 2007 and $653,097 at December 31, 2006. Expenses of the plan, net of income for the increase in the cash surrender value, were $40,081 in 2007, $66,936 in 2006 and $51,992 in 2005.

Postretirement Healthcare and Life Insurance Plan: The bank sponsors a postretirement healthcare plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. These factors are intended to hold constant the maximum monthly benefit of $100 payable per eligible retiree for postretirement health care. Accordingly, an assumed 1 percentage point increase or decrease in healthcare cost trend rates would not impact the healthcare plan's accumulated postretirement benefit obligation or the aggregate of the plans service and interest costs. Both the healthcare plan and life insurance plan are unfunded.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). The company adopted SFAS 158 on a prospective basis beginning with the year ended December 31, 2006. Additional information regarding the company's pension and other postretirement benefits is presented below in accordance with SFAS 158 for 2007 and 2006. Previous year information for 2005 is presented in accordance with the previous FASB Statements. The measurement date used for the pension disclosures is October 31 for all years presented.

Obligations and Funded Status

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Change in benefit obligation				
Benefit obligation at beginning of year	$ 4,811,427	$ 4,734,599	$ 522,934	$ 613,217
Service cost	116,060	112,312	20,070	24,242
Interest cost	288,608	271,181	27,945	31,769
Actuarial (gain)/loss	(46,451)	(68,016)	30,421	(119,255)
Benefits paid	(269,319)	(238,649)	(41,486)	(27,039)
Benefit obligation at end of year	$ 4,900,325	$ 4,811,427	$ 559,884	$ 522,934
Change in plan assets				
Fair value of plan assets at beginning of year	$ 4,059,169	$ 3,755,700	$ -	$ -
Actual return on plan assets	601,238	471,946	-	-
Employer contribution	111,802	70,172	41,486	27,039
Benefits paid	(269,319)	(238,649)	(41,486)	(27,039)
Fair value of plan assets at end of year	$ 4,502,890	$ 4,059,169	$ -	$ -
Funded status	$ (397,435)	$ (752,258)	$ (559,884)	$ (522,934)
Amounts recognized on consolidated balance sheets as:				
Accrued benefit liability	$ (397,435)	$ (752,258)	$ (559,884)	$ (522,934)
Amounts recognized in accumulated other comprehensive income consist of:				
Net (loss)/gain	$ (1,120,633)	$ (1,533,873)	$ 208,745	$ 251,293
Prior service (cost)/credit	12,555	29,523	-	-
Net obligation at transition	-	-	(104,717)	(125,663)
Deferred tax benefit/(expense)	421,070	571,653	(39,531)	(47,739)
	$ (687,008)	$ (932,697)	$ 64,497	$ 77,891

The accumulated benefit obligation of our pension plan was $4,315,444 at October 31, 2007 and $4,213,134 at October 31, 2006.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Net periodic benefit cost:						
Service cost	$ 116,060	$ 112,312	$ 98,730	$ 20,070	$ 24,242	$ 23,575
Interest cost	288,608	271,181	267,484	27,945	31,769	31,084
Expected return on plan assets	(330,584)	(329,317)	(341,241)	-	-	-
Net amortization and deferral	(16,968)	(16,968)	(16,968)	8,819	16,318	15,664
Recognized net actuarial loss	96,135	95,680	47,051	-	-	-
Net periodic benefit cost	153,251	132,888	55,056	56,834	72,329	70,323
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Net (gain)/loss for period	$(317,105)	$ N/A	$ N/A	$ 30,421	$ N/A	$ N/A
Amortization of prior service cost	$16,968	N/A	N/A		N/A	N/A
Amortization of transition obligation				(20,946)	N/A	N/A
Amortization of net loss/(gain)	(96,135)	N/A	N/A	12,127	N/A	N/A
Total recognized in other comprehensive income	(396,272)	N/A	N/A	21,602	N/A	N/A
Total recognized in net periodic benefit cost and other comprehensive income	$(243,021)	$ 132,888	$ 55,056	$ 78,436	$ 72,329	$ 70,323

Unrecognized prior service cost is expensed using a straight-line amortization of the cost over the average future service of employees expected to receive benefits under the plan.

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $70,123 and $(12,555), respectively. The estimated transition obligation for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $20,946.

Assumptions

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Weighted-average assumptions used to determine net periodic benefit cost:						
Discount rate	6.00%	5.75%	6.50%	6.00%	5.75%	5.75%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A
Rate of compensation increase	3.00%	3.00%	3.50%	N/A	N/A	N/A
Weighted-average assumptions used to determine benefit obligations						
Discount rate	6.25%	6.00%		6.00%	5.75%	
Rate of compensation increase	3.00%	3.00%		N/A	N/A	

The expected long-term rate of return for the pension plan is based on the expected return of each of the plan's asset categories (detailed below), weighted based on the median of the target allocation of each category.

Plan Assets

	Pension Benefits			
	Target Allocation 2008	Allowable Range	Percentage of Plan Assets at October 31, 2007	2006
Asset category:				
Equity securities	70%	40-80%	68%	74%
Debt securities	25%	20-40%	27%	20%
Real estate	0%	0%	0%	0%
Other	5%	3-10%	5%	6%
Total	100%		100%	100%

Investment Policy and Strategy

The policy, as established by the Pension Committee, is to invest assets per the target allocations stated above. The assets will be reallocated periodically to meet the above target allocations. The investment policy will be reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be changed.

The overall investment return goal is to achieve a return greater than a blended mix of stated indices tailored to the same asset mix of the plan assets by 0.5% after fees over a rolling 5-year moving average basis.

Allowable assets include cash equivalents, fixed income securities, equity securities, exchange traded index funds and GICs. Prohibited investments include, but are not limited to, commodities and future contracts, private placements, options, limited partnerships, venture capital investments, real estate and IO, PO, and residual tranche CMOs. Unless a specific derivative security is allowed per the plan document, permission must be sought from the Pension Committee to include such investments.

In order to achieve a prudent level of portfolio diversification, the securities of any one company should not exceed more that 10% of the total plan assets, and no more that the 25% of total plan assets should be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 20% of the plan assets shall be invested in foreign securities (both equity and fixed).

Cash Flows

Contributions: Our pension plan calls for a minimum contribution of approximately $216,082 in 2008. No contributions are expected to be made to our other postretirement plans, however.

Estimated Future Benefits Payments: The following benefit payments, which reflect future service, are expected to be paid:

	Pension Benefits	Other Benefits
2008	$ 278,047	$ 38,885
2009	280,573	37,410
2010	292,125	37,791
2011	293,673	39,823
2012	296,795	38,225
2013 - 2017	1,566,090	195,989

Note 12. Other Borrowings

Short-Term Borrowings: During 2007 and 2006, our short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements), advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB) and federal funds purchased. Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2007 and 2006, securities with an amortized cost of $14,611,458 and $14,095,926, respectively, and estimated fair values of $14,750,799 and $13,900,030, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to our short-term borrowing obligations:

	Repurchase Agreement	Line of Credit	Federal Funds Purchased
2007			
Amount outstanding at December 31	$ 14,258,042	$ 3,997,900	$ 1,400,000
Weighted average interest rate at December 31	3.51%	4.32%	4.25%
Maximum month-end amount outstanding	$ 21,888,322	$ 3,997,900	$ 1,400,000
Average daily amount outstanding	$ 18,868,254	$ 406,537	$ 618
Weighted average interest rate for the year	3.52%	4.85%	4.78%
2006			
Amount outstanding at December 31	$ 15,970,434	$ 3,438,000	$ 425,000
Weighted average interest rate at December 31	3.99%	5.40%	5.56%
Maximum month-end amount outstanding	$ 25,052,293	$ 9,630,000	$ 2,800,000
Average daily amount outstanding	$ 19,204,359	$ 2,699,222	$ 69,521
Weighted average interest rate for the year	3.43%	5.20%	4.79%
2005			
Amount outstanding at December 31	$ 20,511,399	$ -	$ -
Weighted average interest rate at December 31	2.50%	-	-
Maximum month-end amount outstanding	$ 24,983,307	$ 1,389,500	$ -
Average daily amount outstanding	$ 21,635,619	$ 108,678	$ 14,178
Weighted average interest rate for the year	2.30%	3.60%	3.55%

Long-Term Borrowings: Long-term borrowings of $2,718,865 and $3,511,770 at December 31, 2007 and 2006, respectively, consist of advances from the FHLB which are used to finance specific lending activities. These advances carry fixed interest rates ranging from 4.46% to 5.00% while the weighted average interest rate at December 31, 2007 was 4.56%. The weighted average interest rate for the year ending December 31, 2007 was 4.50%.

A summary of the maturities of the long-term borrowings for the next five years is as follows:

Year	Amount
2008	$ 375,518
2009	392,915
2010	411,119
2011	430,167
2012	337,590
2013 and thereafter	771,556
Total	$ 2,718,865

Note 13. Commitments and Contingencies

At December 31, 2007 and 2006, the bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $338,000 and $123,000, respectively. The bank does not earn interest on such reserve balances.

Litigation: We are involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on our financial condition or results of operations.

Financial Instruments With Off-Balance-Sheet Risk: The bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the bank has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk	Contract Amount 2007	Contract Amount 2006
Commitments to extend credit	$ 24,602,947	$ 22,054,312
Standby letters of credit	301,223	461,689
Total	$ 24,904,170	$ 22,516,001

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

Note 14. Shareholders' Equity and Restrictions on Dividends

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from Citizens National Bank. Dividends paid by the bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. At December 31, 2007, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $1,875,098 or 8.8% of consolidated net assets.

The company and bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company and bank must meet specific capital guidelines that involve quantitative measures of the company's and bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The company and bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the company and bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. We believe, as of December 31, 2007, that the company and bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that we believe have changed the bank's category.

The bank's actual capital amounts and ratios, which are the same as those for the holding company on a consolidated basis, are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital:Risk Weighted Assets	$ 23,328	12.52%	$ 14,906	8.00%	$ 18,633	10.00%
Tier I Capital:Risk Weighted Assets	21,565	11.57	7,455	4.00	11,183	6.00
Tier I Capital:Average Assets	21,565	8.75	9,858	4.00	12,323	5.00
As of December 31, 2006:						
Total Capital:Risk Weighted Assets	$ 22,413	12.95%	$ 13,846	8.00%	$ 17,307	10.00%
Tier I Capital:Risk Weighted Assets	20,540	11.87	6,922	4.00	10,382	6.00
Tier I Capital:Average Assets	20,540	8.49	9,677	4.00	12,097	5.00

Note 15. Fair Value of Financial Instruments and Interest Rate Risk

The following summarizes the methods and significant assumptions used in estimating fair value disclosures for financial instruments.

Cash and Due From Banks: The carrying values of cash and due from banks approximate their estimated fair values.

Federal Funds Sold: The carrying values of federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued Interest Receivable and Payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. noninterest bearing and interest bearing checking), money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-Term Borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-Term Borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Off-Balance-Sheet Instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

Derivative Financial Instruments: The fair values of the interest rate swaps are based on quoted market prices of like products.

The carrying values and estimated fair values of the company's financial instruments are summarized below:

	December 31, 2007		December 31, 2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 7,049,699	$ 7,049,699	$ 6,064,890	$ 6,064,890
Interest bearing deposits with other banks	12,421	12,421	29,858	28,858
Federal funds sold	-	-	-	-
Securities available for sale	58,559,453	58,559,453	59,745,539	59,745,539
Loans, net	170,939,264	166,266,520	166,217,889	158,001,485
Accrued interest receivable	1,384,943	1,384,943	1,393,468	1,393,468
Financial liabilities:				
Deposits	$ 201,296,470	$ 202,239,030	$ 196,543,215	$ 197,344,439
Short-term borrowings	19,655,942	19,655,942	19,833,434	19,833,434
Long-term borrowings	2,718,865	2,720,621	3,511,770	3,426,840
Accrued interest payable	523,403	523,403	511,094	511,094
Financial instruments:				
Interest rate swaps and call options	$ 2,957	$ 2,957	$ 21,054	$ 21,054

The company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the company's overall interest rate risk.

Note 16. Condensed Financial Statements of Parent Company

Information relative to the parent company's balance sheets at December 31, 2007 and 2006, and the related statements of income and cash flows for the years ended December 31, 2007, 2006 and 2005, are presented below.

	December 31,	
Balance Sheets	**2007**	**2006**
Assets		
Cash	$ 2,992	$ 2,853
Investment in subsidiary	21,077,936	20,275,166
Total assets	$ 21,080,928	$ 20,278,019
Shareholders' equity		
Common stock, $2.00 par value, 4,500,000 shares authorized, issued 2,250,000 shares	$ 4,500,000	$ 4,500,000
Retained earnings	20,998,645	20,842,981
Accumulated other comprehensive income/(loss)	(586,154)	(1,233,399)
Treasury stock at cost, 420,496 shares	(3,831,563)	(3,831,563)
Total shareholders' equity	$ 21,080,928	$ 20,278,019

	For the Years Ended December 31,		
Statements of Income	**2007**	**2006**	**2005**
Income - dividends from subsidiary bank	$ 883,801	$ 1,512,770	$ 1,288,485
Expenses - operating	5,500	7,400	6,203
Income before equity in undistributed income of subsidiary	878,301	1,505,370	1,282,282
Equity in undistributed income of subsidiary	155,525	581,521	764,904
Net income	$ 1,033,826	$ 2,086,891	$ 2,047,186

	For the Years Ended December 31,		
Statements of Cash Flows	**2007**	**2006**	**2005**
Cash flows from operating activities			
Net income	$ 1,033,826	$ 2,086,891	$ 2,047,186
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(155,525)	(581,521)	(764,904)
Cash provided by operating activities	878,301	1,505,370	1,282,282
Cash flows from investing activities	-	-	-
Cash flows from financing activities			
Dividends paid to shareholders	(878,162)	(1,048,482)	(992,726)
Acquisition of treasury stock	-	(456,171)	(290,074)
Cash used in financing activities	(878,162)	(1,504,653)	(1,282,800)
Increase/(decrease) in cash	139	717	(518)
Cash:			
Beginning	2,853	2,136	2,654
Ending	$ 2,992	$ 2,853	$ 2,136

Citizens Financial Corp. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's estimates and judgments.

The management of Citizens Financial Corp. is responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Yount, Hyde & Barbour, P.C., independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria for effective internal control over financial reporting set forth in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2007, its system of internal control over financial reporting is effective and meets the criteria of the Internal Control-Integrated Framework. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Robert J. Schoonover	Thomas K. Derbyshire
President and Chief Executive Officer	Vice President and Treasurer

Elkins, West Virginia
March 12, 2008

Yount
Hyde &
Barbour

Certified Public Accountants
and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citizens Financial Corp. and Subsidiary
Elkins, West Virginia

We have audited the consolidated balance sheets of Citizens Financial Corp. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Citizens Financial Corp. and Subsidiary's internal control over financial reporting as of December 31, 2007 included in the accompanying Report of Management's Assessment of Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 12, 2008

Officers – Citizens Financial Corp.

Max L. Armentrout
Chairman of the Board

Cyrus K. Kump
Vice Chairman

Thomas K. Derbyshire, CPA
Vice President & Treasurer

Robert J. Schoonover
President & Chief Executive Officer

William T. Johnson, Jr.
Vice President

Leesa M. Harris
Secretary

Officers - Citizens National Bank

William T. Johnson, Jr.
President & Chief Executive Officer

Thomas K. Derbyshire, CPA
Executive Vice President

Rudy F. Torjak, Jr.
Senior Vice President/Chief Credit Officer

Leesa M. Harris
Senior Vice President/Trust Officer

Kathy K. Leombruno
Senior Vice President/Marketing Officer

Sherri E. Marstiller
Senior Vice President/Chief Operating Officer

Nathaniel S. Bonnell, CPA
Vice President/Chief Financial Officer

Bradley W. Hammond
Vice President/Chief Information Officer

Franklin W. Hinzman
Vice President/Commercial Loan Officer

D. Randall Moore
Vice President/Branch Manager, Parsons

Molly A. Painter
Vice President/Assistant Operations Officer

John M. Spencer
Vice President/Commercial Loan Officer

Melissa D. Channels
Personal Banker

Janet E. Chapman
Assistant Controller

Robert E. Cowgill
Investment Executive

Lisa M. Crawford
EDP Manager

Patricia A. Davis
Office Services & Facilities Manager

Donald E. Fasig
Security/Information/Loan Review Officer

Carla D. Hess
Credit Analyst

Sherrie G. Holler
Retail Banking Manager

Tanya D. Markley
Executive Secretary/Human Resources Officer

William D. Phillips
Loan Operations Officer

Brenda E. Schmidlen
CRA/Compliance Officer

Linda K. Smith
Personal Banker

Sharon M. Sutton
Teller Operations Support

Janice L. Thompson
Assistant Trust Officer

Branch Managers:
Kathy J. Bennett, *Petersburg*
Kimberly S. Cain, *Elkins*
Angela J. Hill, *Marlinton*
Tena R. Pritt, *Beverly*
Sherry L. Radcliff, *Snowshoe*

Assistant Branch Managers:
William E. Jordan, *Marlinton*
Pamela J. Morgan, *Snowshoe*
Debbie T. Ritter, *Parsons*

Board of Directors – Citizens Financial Corp.

Robert Norman Alday
President, Phil Williams Coal Company

Max L. Armentrout
Chairman of the Board
President, Laurel Lands Corp.

William J. Brown
President, Hess Oil Co., Inc.

Edward L. Campbell
Retired, Campbell's Market

William T. Johnson, Jr.
President & CEO
Citizens National Bank

Cyrus K. Kump
President, Kump Enterprises, Kerr Real Estate

Robert J. Schoonover
President & CEO
Retired, Citizens National Bank

L.T. Williams
Retired, Elkins Builders Supply, LLC

John A. Yeager, CPA
Controller, Newlons International Sales, LLC

Board of Directors – Citizens National Bank

Max L. Armentrout
President, Laurel Lands Corp.

William J. Brown
President, Hess Oil Co., Inc.

Edward L. Campbell
Retired, Campbell's Market

William T. Johnson, Jr.
Chairman of the Board
President & CEO
Citizens National Bank

Dickson W. Kidwell
President, Kidwell Auto Parts

Cyrus K. Kump
President, Kump Enterprises, Kerr Real Estate

Franklin M. Santmyer, Jr.
President, Wil-Ken, Inc., Gino's Pizza of Elkins

Robert J. Schoonover
Retired, Citizens National Bank

Thomas W. Wamsley
Cattleman; Co-Owner, C&J Dairy King

L.T. Williams
Retired, Elkins Builders Supply, LLC

C. Curtis Woodford
President, Woodford Oil Company

John A. Yeager, CPA
Controller, Newlons International Sales, LLC

Paul J. Joseph, *CFC and CNB Director Emeritus*

Annual Meeting — *Citizens Financial Corp.'s annual shareholder meeting will be held at Citizens National Bank, 211-213 Third Street, Elkins, WV at 11:00 AM, April 19, 2008.*

Form 10-K — *Copies of Citizens Financial Corp.'s annual report to the Securities and Exchange Commission, Form 10-K, may be obtained by writing: Thomas K. Derbyshire, Vice President and Treasurer, Citizens Financial Corp., PO Box 1519, Elkins, WV 26241*

Legal Counsel
Busch, Zurbuch & Thompson PLLC
John Busch, Esq.
Elkins, WV 26241

Auditors
Yount, Hyde and Barbour, P.C.
Certified Public Accountants
Winchester, VA 22604

In Memoriam



Citizens National Bank Director

John F. Harris

August 11, 1927 - December 20, 2007

Having Served CNB with Great Distinction 1968 - 2007

It is with a deep sense of personal loss that the members of the Board of Directors of Citizens National Bank and Citizens Financial Corp. pay tribute to John F. Harris who departed this life on the twentieth day of December, 2007.

Director Harris served with distinction as a dedicated advocate for CNB and tireless contributor to the goals of our bank. He had an extraordinary career with Citizens National Bank as senior vice president, board member and valued advisor, which spanned nearly 40 years. In July, 2007, he retired from Citizens National Bank's Board of Directors.

Mr. Harris was a former owner and operator of Hogan's Transfer Co.. He was past exalted ruler of the Elkins Lodge 1135 B.P.O.E. and past assistant director of the Mountain State Forest Festival. He was a former member of the Elkins Jaycees and the Saint Brendan Catholic Church.

He is survived by his wife, Zetta and their two sons and daughter: Gregory Harris and wife, Bobbie; Bradley Harris and wife, Maria; and Angela Waldron.

Our Mission

The Mission of Citizens National Bank
is to be the premier provider of quality
financial services and products,
to maintain a total commitment
to our customers and communities,
to provide a challenging and rewarding work environment,
and to create greater long-term value for our shareholders.

Citizens Financial Corp.

PO Box 1519, Elkins, WV 26241-1519
Tel. (304) 636-4095

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 19, 2008

TO THE STOCKHOLDERS OF CITIZENS FINANCIAL CORP.:

Notice is hereby given that the Annual Meeting of Stockholders of Citizens Financial Corp. will be held in the lobby of the Citizens National Bank of Elkins, 211-213 Third Street, Elkins, West Virginia, on Saturday, April 19, 2008, at 11:00 A.M., for the purpose of voting on the following matters:

1. To fix the maximum number of Directors at nine (9).

2. To elect three (3) Directors to serve a full three-year term expiring in 2011. The nominees are: Max L. Armentrout; William T. Johnson, Jr.; and L. T. Williams.

   In addition to the foregoing nominees, the following six (6) persons presently are serving as members of the Board of Directors, for terms to expire in the year indicated for each member: Robert N. Alday (2009); William J. Brown (2010); Edward L. Campbell (2010); Cyrus K. Kump (2009); Robert J. Schoonover (2010); and John A. Yeager (2009).

3. To conduct such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record as of the close of business on March 3, 2008 are entitled to notice and to vote at the meeting. A majority of the outstanding capital stock represented in person or by proxy shall constitute a quorum at the meeting. Each of the matters to be voted on shall be decided by a majority of the votes cast.

I urge you to sign and date the enclosed proxy and return it at once in the enclosed envelope. Proxies may be revoked at any time before the shares subject to it are voted by:

1. Providing written notice to Leesa M. Harris, Secretary, Citizens Financial Corp., PO Box 1519, Elkins, WV 26241 or

2. Executing a proxy bearing a later date or

3. Voting in person at the annual meeting the shares represented by the proxy (your attendance at the annual meeting will not by itself revoke your proxy; you must vote in person at the annual meeting).

By Order of the Board of Directors.

Sincerely,

Leesa M. Harris

Leesa M. Harris
Secretary

March 10, 2008

PROXY

CITIZENS FINANCIAL CORP.
ANNUAL MEETING OF STOCKHOLDERS-SATURDAY, APRIL 19, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CITIZENS FINANCIAL CORP.

John A. Yeager, Carl Antolini, Jr., and Ann W. Knotts Harris, or any of them, each with all the powers and discretion the undersigned would have if personally present, are hereby appointed to represent the undersigned, with full power of substitution, at the Annual Meeting of Stockholders of Citizens Financial Corp. to be held on April 19, 2008 (including any adjournments or postponements thereof), and to vote all shares of stock of Citizens Financial Corp. which the undersigned is entitled to vote on all matters that properly come before the meeting, subject to any directions indicated in the boxes below.

This Proxy shall be voted as follows (MANAGEMENT RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING):

1. FIX THE MAXIMUM NUMBER OF DIRECTORS AT NINE (9)

___ FOR ___ AGAINST ___ ABSTAIN

2. ELECTION OF THREE (3) CLASS 3 DIRECTORS (To serve three-year terms until the Annual Meeting of Stockholders to be held in April, 2011)

___ FOR ALL NOMINEES LISTED BELOW ___ AGAINST ALL NOMINEES LISTED BELOW

(INSTRUCTION: To vote against any individual nominee, strike a line through the nominee's name in the list below)

Max L. Armentrout
William T. Johnson, Jr.
L. T. Williams

3. In the discretion of the Proxy representatives, to vote with respect to other matters that may come before the meeting or any adjournment thereof.

THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED. IF NO DIRECTIONS TO THE CONTRARY ARE INDICATED IN THE BOXES PROVIDED, THE REPRESENTATIVES WILL VOTE "FOR" THE ABOVE LISTED PROPOSALS.

DATED this ___ day of ___________________, 2008 (Please date this Proxy).

____
Signature of Registered Owner

____
Signature of Registered Owner

Number of Shares Held:______

When signing as attorney, executor, administrator, trustee, or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

PLEASE DATE AND SIGN THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

Patsy Hershey
Accounting Clerk
Employee of the First Quarter 2007



Phyllis Kerns
Commercial Loan Clerk
Employee of the Second Quarter 2007



Carla Hess
Credit Analyst
Employee of the Third Quarter 2007



Dustin Casto
IT Assistant
Employee of the Fourth Quarter 2007
Employee of the Year 2007



Citizens National Bank

END

On the front cover: Randy Moore (VP/Branch Manager, Parsons); Missy Channels (Personal Banker, Elkins); Tena Pritt (Branch Manager, Beverly); Lucy Smith (Personal Banker, Elkins); Cindy DeMotto (Personal Banker, Elkins); Kim Cain (Branch Manager, Elkins); Angie Hill (Branch Manager, Marlinton); Kathy Bennett (Branch Manager, Petersburg); and Sherry Radcliff (Branch Manager, Snowshoe).